FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	May 13, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2011

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2011

CANON INC.

Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign exchange rate fluctuations; uncertainty of economic conditions in Canon’s major markets; uncertainty about continued demand for Canon’s high-value-added products; uncertainty about the recovery of computer and related markets; uncertainty about the recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop and market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

I. Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended March 31, 2011	Three months ended March 31, 2010	Year ended December 31, 2010

Net sales	839,191	755,526	3,706,901

Income before income taxes	82,032	88,852	392,863

Net income attributable to Canon Inc.	55,462	56,811	246,603

Canon Inc. stockholders’ equity	2,659,422	2,675,909	2,645,782

Total equity	2,823,208	2,887,304	2,809,637

Total assets	3,964,735	4,032,810	3,983,820

Canon Inc. stockholders’ equity per share (yen)	2,164.83	2,167.65	2,153.73

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	45.15	46.02	199.71

Diluted (yen)	45.14	46.02	199.70

Canon Inc. stockholders’ equity to total assets (%)	67.1	66.4	66.4

Cash flows from operating activities	71,930	161,654	744,413

Cash flows from investing activities	(46,516)	(111,105)	(342,133)

Cash flows from financing activities	(73,857)	(124,267)	(279,897)

Cash and cash equivalents at end of period	816,615	715,541	840,579

Number of employees	196,074	186,897	197,386

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The conformity to U.S. GAAP is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”.

Canon (consisting of the Company, 291 consolidated subsidiaries and 14 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, consumer, industry and others. No material change in Canon’s business has occurred during the three months ended March 31, 2011.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2011.

(3)	Group Entities

No additions or removals of significant group entities have occurred during the three months ended March 31, 2011.

(4)	Number of Employees

Canon’s number of employees is summarized as follows:

As of March 31, 2011

Consolidated	196,074

Parent-alone	25,812

Note:

The total number of employees includes seasonal workers and others who do not work full time.

II.	The Business

(1)	Production and Sales

Production

Canon’s production by segment group are summarized as follows:

	Millions of yen

	Three months ended March 31, 2011

	Production	Change from March 31, 2010 (%)

Office	371,096	+6.7

Consumer	332,557	+0.5

Industry and Others	54,505	-44.7

Total	758,158	-2.5

Notes:

1.	Amount of production is calculated by sales price.
2.	Consumption tax is excluded from the stated amount of production.

Sales

Canon’s sales by segment group are summarized as follows:

	Millions of yen

	Three months ended March 31, 2011

	Sales	Change from March 31, 2010 (%)

Office	480,862	+17.5

Consumer	289,621	-0.2

Industry and Others	91,936	+11.7

Eliminations	(23,228)	-

Total	839,191	+11.1

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.
2.	Canon’s sales to its significant customer are summarized as follows:

	Millions of yen

	Three months ended March 31, 2011		Three months ended March 31, 2010

	Sales	Proportion (%)	Sales	Proportion (%)

Hewlett-Packard Company	173,653	20.7	161,279	21.3

(2)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(3)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2011

No material contracts were entered into during the three months ended March 31, 2011.

(4)	Operating Results

Looking back at the global economy in the first quarter of 2011, economic conditions continued to improve modestly throughout the world. The United States continued to recover steadily thanks to solid growth in production and improved employment rates, while in Europe, although trends varied by country, the region overall continued to realize a modest recovery, driven mainly by exports. Emerging markets, such as China and India, continued to grow through stable domestic demand, and in Japan, while the economy has been recovering gradually, the earthquake and resulting tsunami that struck northeastern Japan on March 11, 2011 lead to a decrease in production activity and consumer spending.

As for the markets in which Canon operates amid these conditions, within the office equipment market, demand recovered for network digital multifunction devices (MFDs) and laser printers continuing the same trend as the previous year. As for the consumer products market, demand for compact digital cameras maintained healthy growth mainly in emerging markets, while sales of digital single-lens reflex (SLR) cameras continued to realize robust growth across global markets. Demand for inkjet printers also maintained solid growth. In the Industry and others market, although demand for semiconductor lithography equipment grew modestly, the market for liquid crystal display (LCD) lithography equipment was marked by a downturn owing to decreases in investment by LCD panel manufacturers following the large-scale outlays made in the previous year. In addition, production was partially affected due to a shortage of components caused by the earthquake and its aftermath.

The average value of the yen during the quarter was ¥82.28 against the U.S. dollar, a year-on-year appreciation of approximately ¥8, and ¥112.86 against the euro, a year-on-year appreciation of approximately ¥12.

Despite the impact of the sharp appreciation of the yen along with the earthquake that struck northeastern Japan, net sales for the quarter totalled ¥839.2 billion, an increase of 11.1% from the year-ago period, owing to such factors as increased sales of laser printers among office products, and the effects of consolidation arising from the acquisition of Océ N.V. in March 2010. Additional factors include the continued robust sales of digital SLR cameras and the significant turnaround achieved within the Industry and others segment. Despite the strong yen and such adverse affects attributable to the earthquake as losses from damaged inventory and decreased production turnover, the decline in the gross profit ratio was limited to 0.4 points from the year-ago period resulting in a ratio of 48.4% for the quarter, mainly reflecting the launch of new products and ongoing cost-cutting efforts. As a result, gross profit rose by 10.2% to ¥406.2 billion for the period. Despite ongoing Group-wide efforts to thoroughly reduce spending, operating expenses increased by ¥42.0 billion due to the impact of the acquisition of Océ N.V. Consequently, operating profit decreased by 5.0% to ¥82.5 billion for the quarter. Income before income taxes for the period totalled ¥82.0 billion, a decrease of 7.7% year on year, while net income attributable to Canon Inc. decreased by 2.4% to ¥55.5 billion for the period.

Basic net income attributable to Canon Inc. stockholders per share was ¥45.15, a decrease of ¥0.87 compared with the previous year.

(4)	Operating Results (continued)

Canon’s first-quarter results by business unit are summarized as follows:

Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, image RUNNER ADVANCE-series products performed admirably, contributing to boosted sales volume of color network digital MFDs. Laser printers recorded an increase in sales volume, maintaining the momentum of the strong recovery realized in the previous year. Consequently, despite the effects of the strong appreciation of the yen and the impact of newly consolidated companies, first-quarter net sales for the segment totalled ¥480.9 billion, growing 17.5% year on year. Operating profit decreased by 12.5% to ¥63.1 billion for the period, mainly due to the appreciation of the yen and the earthquake in northeastern Japan.

Within the Consumer Business Unit, sales volumes continued to increase significantly in Asia and other regions for such digital SLR cameras as the competitively priced EOS Digital Rebel T2i (EOS 550D), along with the EOS 5D Mark II, and EOS 60D advanced-amateur models. As for compact digital cameras, the Company launched ten new ELPH (IXUS)-series and PowerShot-series models, contributing to a boost in sales volumes particularly in emerging markets. With respect to inkjet printers, sales volume increased from the year-ago level fueled by the healthy sales of PIXMA-series models, particularly in emerging markets. Sales for the Consumer Business Unit overall, however, declined by 0.2% year on year to ¥289.6 billion due to the adverse effects of the earthquake on sales and production as well as price competition and the impact of strong yen. Operating profit decreased by 15.7% to ¥39.9 billion also reflecting the negative impact from the earthquake and the appreciation of the yen.

In the Industry and Others Business Unit, while unit sales of LCD lithography equipment remained at the same level as the year-ago period, the MPAsp series, which supports sixth-generation substrates and above, recorded healthy sales growth. Semiconductor lithography equipment realized a boost in sales volume, resulting in an increase in sales for the segment of 11.7% to ¥91.9 billion for the quarter. Operating profit realized a turnaround, totalling ¥6.6 billion for the quarter, an increase of ¥9.6 billion from the year-ago period.

First-quarter results by major geographic area are summarized as follows:

Japan

Due to the impact of the earthquake in northeastern Japan, net sales in Japan for the first quarter decreased by 0.5% from the year-ago period to ¥620.4 billion and operating profit dropped 9.1% year on year to ¥86.5 billion for the quarter.

Net sales outside Japan realized robust growth despite the impact of the sharp appreciation of the yen, owing to continuous increase of sales such as digital SLR cameras and laser printers. Consolidation effect of Océ also contributed to the sales growth.

Americas

First-quarter sales increased by 8.7% from the year-ago period to ¥218.8 billion, due to the consolidation effect in spite of the negative impact of appreciation of the yen. Operating profit in the Americas, however, decreased 73.5% year on year to ¥1.0 billion.

Europe

Sales for the quarter increased by 21.1% from the same period of the previous year to ¥278.6 billion, due to the continued robust sales of digital SLR cameras and laser printers and the effects of acquisition of Océ. Operating profit in Europe increased by 65.6% year on year to ¥11.3 billion for the first quarter.

(4)	Operating Results (continued)

Asia and Oceania

Sales increased by 23.0% to ¥354.2 billion for the first quarter mainly reflecting solid sales of digital SLR cameras and a boost in sales of LCD lithography and Semiconductor lithography equipment. Operating profit in Asia and Oceania climbed 32.0% to ¥14.3 billion for the quarter.

Cash Flows

In the first quarter of 2011, cash flow from operating activities totalled ¥71.9 billion, a decrease of ¥89.7 billion compared with the previous year as a result of such factors as increased tax payments and a decrease in accounts payable. Due to ongoing capital investment focused on higher priority items and the corporate acquisition activities from the year-ago period, cash flow from investing activities decreased ¥64.6 billion year on year, totaling ¥46.5 billion. Accordingly, free cash flow totalled ¥25.4 billion, a decrease of ¥25.1 billion from the previous year.

Cash flows from financing activities recorded an outlay of ¥73.9 billion, mainly arising from the dividend payout of ¥79.9 billion. Owing to these factors as well as the positive impact of ¥24.5 billion by foreign currency translation adjustments, cash and cash equivalents decreased by ¥24.0 billion year on year to ¥816.6 billion.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finance have occurred during the three months ended March 31, 2011.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2011 totalled ¥70.1 billion.

Others

On March 11, 2011, Japan experienced a massive earthquake and tsunami off the pacific coast of northeastern Japan. Canon has been directly affected by the earthquake including losses from damaged buildings and inventory, and has incurred such indirect effects as electricity restrictions, supply shortages of components and a decline in consumer spending in the Japanese market. These factors and others would negatively affect Canon’s operating results and financial position. However the resumption of production activities at all Canon’s operation sites were completed, various measures for rebuilding of production systems and increase of production are required to be carrying out.

III.	Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first quarter of 2011.

(2)	Prospect of Capital Investment in the First Quarter of Fiscal 2011

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first quarter of 2011. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first quarter of 2011.

IV.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2011

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

    The descriptions of the stock option plans as of March 31, 2011 are below.

The Stock Option Plan Approved on March 28, 2008

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 5,580.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 558,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥5,502.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

= Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

(1)	Shares (continued)

Exercise Price after Adjustment = Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2010 to April 30, 2014.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

The Stock Option Plan Approved on March 27, 2009

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 7,820.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 782,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥3,287.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

(1)	Shares (continued)

Exercise Price after Adjustment

= Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment = Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price
Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2011 to April 30, 2015.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥3,287 and ¥1,644, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

(1)	Shares (continued)

The Stock Option Plan Approved on March 30, 2010

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 8,800.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 880,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥4,573.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

= Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment = Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price
Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2012 to April 30, 2016.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥4,573 and ¥2,287, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 109th Business Term of the Company.

(1)	Shares (continued)

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Capital Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2011
Issued Shares (Number of shares)	-	1,333,763,464
Capital Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

As of March 31, 2011, the Company has identified that State Street Bank and Trust Company 505225, who was a major shareholder of the Company as of December 31, 2010, has reduced their shareholdings and is no longer a major shareholder, whereas Mellon Bank N.A. as agent for its client Mellon Omnibus US Pension has increased their shareholdings and has become a major shareholder.

	As of March 31, 2011
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Mellon Bank N.A. as agent for its client Mellon Omnibus US Pension	18,328,045	1.37%
(Local Custodian: Mizuho Corporate Bank, Ltd.)

(1)	Shares (continued)

Voting Rights

		As of March 31, 2011

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 105,298,100

	(cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,226,366,200	12,263,662

Fractional unit shares	2,095,464	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	12,263,662

Note:

In “Fractional unit shares” under “Number of shares,” 8 shares of treasury stock and 50 shares of cross shareholding are included.

Treasury Stock

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	105,298,100	7.89%
Horie Mfg. Co., Ltd.	3,700	0.00%
Total	105,301,800	7.90%

(2)	Stock Price Transition

The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for the three months ended March 31, 2011:

			(Yen)

	January	February	March
High	4,280	4,130	4,000
Low	3,970	3,860	3,310

(3)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2010 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting HQ)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2010 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

Changes in functions of executive officers are below:

Masahiro Haga	(Executive Officer: Adviser of Canon Finetech Inc.)

Akiyoshi Kimura	(Executive Officer: Deputy Chief Executive of Office Imaging Products HQ)

Naoji Otsuka	(Executive Officer: Deputy Chief Executive of Inkjet Products HQ)

Kenji Kobayashi	(Executive Officer: President of Canon France S.A.S)

V. Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents (Note 13)	816,615	840,579
Short-term investments (Note 2)	105,995	96,815
Trade receivables, net (Note 3)	496,608	557,504
Inventories (Note 4)	435,921	384,777
Prepaid expenses and other current assets (Notes 9, 13)	254,322	250,754

Total current assets	2,109,461	2,130,429

Noncurrent receivables (Note 10)	16,840	16,771
Investments (Note 2)	65,531	81,529
Property, plant and equipment, net (Note 5)	1,202,745	1,201,968
Intangible assets, net	155,192	153,021
Other assets (Notes 9, 13)	414,966	400,102

Total assets	3,964,735	3,983,820

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2011	December 31, 2010
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	15,109	7,200
Trade payables (Note 6)	376,468	383,251
Accrued income taxes	40,397	72,482
Accrued expenses (Note 10)	300,925	299,710
Other current liabilities (Note 9)	122,832	134,298

Total current liabilities	855,731	896,941

Long-term debt, excluding current installments	3,856	4,131
Accrued pension and severance cost	202,207	197,609
Other noncurrent liabilities	79,733	75,502

Total liabilities	1,141,527	1,174,183

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	400,598	400,425
Legal reserve	59,272	57,930
Retained earnings	2,939,507	2,965,237
Accumulated other comprehensive income (loss)	(352,596)	(390,459)
Treasury stock, at cost	(562,121)	(562,113)
(Number of shares)	(105,298,108)	(105,295,975)

Total Canon Inc. stockholders’ equity	2,659,422	2,645,782
Noncontrolling interests (Note 7)	163,786	163,855

Total equity (Note 7)	2,823,208	2,809,637

Total liabilities and equity	3,964,735	3,983,820

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2011	Three months ended March 31, 2010
Net sales	839,191	755,526

Cost of sales	432,954	386,958

Gross profit	406,237	368,568

Operating expenses:
Selling, general and administrative expenses (Note 13)	253,640	210,792
Research and development expenses	70,095	70,933

	323,735	281,725

Operating profit	82,502	86,843
Other income (deductions):
Interest and dividend income	1,636	1,021
Interest expense	(438)	(86)
Other, net (Notes 9, 12 and 13)	(1,668)	1,074

	(470)	2,009

Income before income taxes	82,032	88,852
Income taxes	26,052	30,117

Consolidated net income	55,980	58,735

Less: Net income attributable to noncontrolling interests	518	1,924

Net income attributable to Canon Inc.	55,462	56,811

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	45.15	46.02
Diluted	45.14	46.02

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2011	Three months ended March 31, 2010
Cash flows from operating activities:
Consolidated net income	55,980	58,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,728	60,253
Loss on disposal of fixed assets	1,421	1,741
Deferred income taxes	(1,335)	(664)
Decrease in trade receivables	88,409	67,093
Increase in inventories	(38,104)	(50,862)
Increase (decrease) in trade payables	(32,317)	14,303
Decrease in accrued income taxes	(32,926)	(6,309)
Increase (decrease) in accrued expenses	(8,880)	3,322
Increase (decrease) in accrued (prepaid) pension and severance cost	(616)	1,291
Other, net	(21,430)	12,751

Net cash provided by operating activities	71,930	161,654

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(50,310)	(50,518)
Proceeds from sale of fixed assets (Note 5)	401	631
Purchases of available-for-sale securities	(305)	(8,842)
Proceeds from sale and maturity of available-for-sale securities	1,148	24
(Increase) decrease in time deposits, net	(8,614)	937
Acquisitions of subsidiaries, net of cash acquired	-	(52,959)
Purchases of other investments	(110)	(505)
Other, net	11,274	127

Net cash used in investing activities	(46,516)	(111,105)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	221	1,815
Repayments of long-term debt	(1,161)	(1,213)
Increase (decrease) in short-term loans, net	8,292	(55,590)
Dividends paid	(79,850)	(67,897)
Repurchases of treasury stock, net	(8)	(12)
Other, net	(1,351)	(1,370)

Net cash used in financing activities	(73,857)	(124,267)

Effect of exchange rate changes on cash and cash equivalents	24,479	(5,775)

Net change in cash and cash equivalents	(23,964)	(79,493)
Cash and cash equivalents at beginning of period	840,579	795,034

Cash and cash equivalents at end of period	816,615	715,541

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	458	115
Income taxes	64,254	41,013

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity method basis as of March 31, 2011 and December 31, 2010 are summarized as follows:

	March 31, 2011	December 31, 2010

Consolidated subsidiaries	291	294

Affiliated companies	14	14

Total	305	308

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recently Issued Accounting Guidance

In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at March 31, 2011 and December 31, 2010 were as follows:

	Millions of yen
	March 31, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Government bonds	1	-	-	1

Noncurrent:
Government bonds	200	-	24	176
Corporate bonds	291	43	63	271
Fund trusts	1,835	16	1	1,850
Equity securities	18,488	5,648	1,105	23,031

	20,814	5,707	1,193	25,328

	Millions of yen
	December 31, 2010
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Government bonds	1	-	-	1
Corporate bonds	1,000	-	-	1,000

	1,001	-	-	1,001

Noncurrent:
Government bonds	183	-	22	161
Corporate bonds	1,017	42	65	994
Fund trusts	1,778	20	-	1,798
Equity securities	18,288	5,768	654	23,402

	21,266	5,830	741	26,355

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at March 31, 2011:

	Millions of yen
	Cost	Fair value

Due within one year	1	1
Due after one year through five years	953	969
Due after five years through ten years	1,373	1,328

	2,327	2,298

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the three months ended March 31, 2011 and 2010. The gross realized gains were not significant for the three months ended March 31, 2011 and 2010.

At March 31, 2011, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

Time deposits with original maturities of more than three months are ¥105,994 million and ¥95,814 million at March 31, 2011 and December 31, 2010, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totalled ¥14,892 million and ¥26,475 million at March 31, 2011 and December 31, 2010, respectively. Investments with an aggregate cost of ¥14,892 million were not evaluated for impairment as of March 31, 2011, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Reclassifications from accumulated other comprehensive loss for gains and losses realized in net income was not significant for the three months ended March 31, 2011 and 2010.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2011	December 31, 2010

Notes	12,509	15,441
Accounts	499,024	556,983
Less allowance for doubtful receivables	(14,925)	(14,920)

	496,608	557,504

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2011	December 31, 2010

Finished goods	241,738	232,584
Work in process	154,808	116,679
Raw materials	39,375	35,514

	435,921	384,777

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2011	December 31, 2010

Land	268,390	266,631
Buildings	1,336,645	1,320,121
Machinery and equipment	1,494,425	1,439,246
Construction in progress	90,427	85,673

	3,189,887	3,111,671
Less accumulated depreciation	(1,987,142)	(1,909,703)

	1,202,745	1,201,968

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2011	December 31, 2010

Notes	18,135	13,676
Accounts	358,333	369,575

	376,468	383,251

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2011 and 2010 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2010	2,645,782	163,855	2,809,637

Dividends paid to stockholders of Canon Inc.	(79,850)	-	(79,850)
Dividends paid to noncontrolling interests	-	(1,307)	(1,307)
Equity transactions with noncontrolling interests and other	165	(55)	110

Comprehensive income:
Net income	55,462	518	55,980
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	39,074	570	39,644
Net unrealized gains and losses on securities	222	70	292
Net gains and losses on derivative instruments	(1,503)	63	(1,440)
Pension liability adjustments	70	72	142

Total comprehensive income	93,325	1,293	94,618

Balance at March 31, 2011	2,659,422	163,786	2,823,208

Balance at December 31, 2009	2,688,109	191,291	2,879,400

Dividends paid to stockholders of Canon Inc.	(67,897)	-	(67,897)
Dividends paid to noncontrolling interests	-	(1,370)	(1,370)
Acquisition of subsidiaries	-	19,168	19,168
Equity transactions with noncontrolling interests and other	58	103	161

Comprehensive income:
Net income	56,811	1,924	58,735
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,078)	154	(1,924)
Net unrealized gains and losses on securities	645	125	770
Net gains and losses on derivative instruments	259	1	260
Pension liability adjustments	2	(1)	1

Total comprehensive income	55,639	2,203	57,842

Balance at March 31, 2010	2,675,909	211,395	2,887,304

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations is as follows:

	Millions of yen
	Three months ended March 31, 2011	Three months ended March 31, 2010
Net income attributable to Canon Inc.	55,462	56,811

	Number of shares
	Three months ended March 31, 2011	Three months ended March 31, 2010
Average common shares outstanding	1,228,466,302	1,234,474,162
Effect of dilutive securities:
Stock options	115,830	16,186

Diluted common shares outstanding	1,228,582,132	1,234,490,348

	Yen
	Three months ended March 31, 2011	Three months ended March 31, 2010
Net income attributable to Canon Inc. stockholders per share:
Basic	45.15	46.02
Diluted	45.14	46.02

The computation of diluted net income attributable to Canon Inc. stockholders per share for the three months ended March 31, 2011 and 2010 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2011 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered to be an ineffective hedge.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Contract amounts of the foreign exchange contracts as of March 31, 2011 and December 31, 2010 are set forth below:

	Millions of yen
	March 31, 2011	December 31, 2010
To sell foreign currencies	438,867	466,361
To buy foreign currencies	53,289	48,686

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets as of March 31, 2011 and December 31, 2010.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2011	December 31, 2010
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	616	2,487

Liabilities:
Foreign exchange contracts	Other current liabilities	1,612	426

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2011	December 31, 2010
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	784	9,463

Liabilities:
Foreign exchange contracts	Other current liabilities	7,436	487

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments on the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments on the consolidated statements of income for the three months ended March 31, 2011 and 2010.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(2,607)	Other, net	176	Other, net	(106)

	Millions of yen
Three months ended March 31, 2010	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	435	Other, net	1,400	Other, net	(55)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(14,877)

	Millions of yen
Three months ended March 31, 2010	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	6,117

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2011, commitments outstanding for the purchase of property, plant and equipment approximated ¥34,126 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥88,418 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,793 million and ¥13,686 million at March 31, 2011 and December 31, 2010, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥24,711 million (within one year) and ¥61,265 million (after one year), at March 31, 2011.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥17,157 million at March 31, 2011. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2011 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2011 and 2010 is summarized as follows:

Three months ended March 31, 2011

Millions of yen
Balance at December 31, 2010	13,343
Addition	5,074
Utilization	(4,670)
Other	(101)

Balance at March 31, 2011	13,646

Three months ended March 31, 2010

Millions of yen
Balance at December 31, 2009	13,944
Addition	6,391
Utilization	(4,528)
Other	(2,301)

Balance at March 31, 2010	13,506

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Also, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court, in the same way as the decision given in the HP case in September 2010, gave its decision in January 2011 that the case should be reverted back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., insufficient deliberation before judgment on the merits). The hearing of Canon case reverted back to the Federal Supreme Court has not been scheduled. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2011. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above and other outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments as of March 31, 2011 and December 31, 2010 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	March 31, 2011		December 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(7,750)	(7,732)	(9,260)	(9,245)
Foreign exchange contracts:
Assets	1,400	1,400	11,950	11,950
Liabilities	(9,048)	(9,048)	(913)	(913)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2011 and December 31, 2010, one customer accounted for approximately 24% and 21% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2011 and December 31, 2010.

	Millions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:

Cash and cash equivalents	-	273,260	-	273,260

Available-for-sale (current):

Government bonds	1	-	-	1

Available-for-sale (noncurrent):

Government bonds	176	-	-	176

Corporate bonds	-	52	219	271

Fund trusts	10	1,840	-	1,850

Equity securities	23,031	-	-	23,031

Derivatives	-	1,400	-	1,400

Total assets	23,218	276,552	219	299,989

Liabilities:

Derivatives	-	9,048	-	9,048

Total liabilities	-	9,048	-	9,048

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:

Cash and cash equivalents	-	249,907	-	249,907

Available-for-sale (current):

Government bonds	1	-	-	1

Corporate bonds	-	-	1,000	1,000

Available-for-sale (noncurrent):

Government bonds	161	-	-	161

Corporate bonds	-	44	950	994

Fund trusts	10	1,788	-	1,798

Equity securities	23,402	-	-	23,402

Derivatives	-	11,950	-	11,950

Total assets	23,574	263,689	1,950	289,213

Liabilities:

Derivatives	-	913	-	913

Total liabilities	-	913	-	913

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended March 31, 2011 and 2010.

Three months ended March 31, 2011

Millions of yen
Balance at December 31, 2010	1,950
Total gains or losses (realized or unrealized):
Included in earnings	(2)
Included in other comprehensive income (loss)	4
Purchases, issuances and settlements	(1,733)

Balance at March 31, 2011	219

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

Three months ended March 31, 2010

Millions of yen
Balance at December 31, 2009	1,340
Total gains or losses (realized or unrealized):
Included in earnings	(64)
Included in other comprehensive income (loss)	1
Purchases, issuances and settlements	(27)

Balance at March 31, 2010	1,250

Gains and losses included in earnings are mainly related to corporate bonds still held at March 31, 2011 and 2010, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

At March 31, 2011 and December 31, 2010, there were no circumstances that required any significant assets that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

(13)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses, net were ¥2,893 million gains and ¥2,746 million gains, for the three months ended March 31, 2011, and 2010, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥15,816 million and ¥14,052 million for the three months ended March 31, 2011 and 2010, respectively.

Shipping and handling costs totalled ¥11,292 million and ¥11,448 million for the three months ended March 31, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Consolidated comprehensive income for the three months ended March 31, 2011 and 2010 was ¥94,618 million and ¥57,842 million, respectively.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥273,260 million and ¥249,907 million at March 31, 2011 and December 31, 2010, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities have no balance at March 31, 2011 and ¥1,000 million at December 31, 2010, which are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables at March 31, 2011 are ¥204,428 million, and are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheet.

The activity in the allowance for credit losses is as follows:

Three months ended March 31, 2011

Millions of yen

Balance at December 31, 2010	7,983

Charge-offs	(620)

Provision	673

Other	191

Balance at March 31, 2011	8,227

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at March 31, 2011 are not significant.

On March 11, 2011, Japan experienced a massive earthquake and tsunami off the pacific coast of northeastern Japan. Although the earthquake caused damage to inventories, production equipment and buildings at certain manufacturing facilities and distribution warehouses, losses related to the damage to inventories, production equipment and buildings occurred during the three months ended March 31, 2011 were not material. Although production operations had been suspended at certain plants as a result of the damage caused by the earthquake, Canon has resumed all production operations by the end of April 2011. Canon may incur expenses to restore production equipment and buildings in the near-term, such amounts are not expected to be material.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office network digital MFDs / Color network digital MFDs /

Personal-use network digital MFDs / Office copying machines /

Full-color copying machines / Personal-use copying machines / Laser printers /

Large format inkjet printers / Digital production printers

Consumer Business Unit:

Digital SLR cameras / Compact digital cameras / Interchangeable lenses /

Digital video camcorders / Inkjet multifunction printers /

Single function inkjet printers / Image scanners / Broadcast equipment /

Calculators

Industry and Others Business Unit: Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Ophthalmic products /

      Magnetic heads / Micromotors / Computers / Handy terminals /

      Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in consolidated financial statements of Canon Inc. and Subsidiaries. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2011 and 2010 is as follows:

	Office	Consumer	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:
Net sales:
External customers	¥479,051	¥289,368	¥70,772	¥–	¥839,191
Intersegment	1,811	253	21,164	(23,228)	–

Total	480,862	289,621	91,936	(23,228)	839,191

Operating cost and expenses	417,810	249,712	85,333	3,834	756,689

Operating profit	¥63,052	¥39,909	¥6,603	¥(27,062)	¥82,502

2010:
Net sales:
External customers	¥405,516	¥289,729	¥60,281	¥–	¥755,526
Intersegment	3,618	558	22,047	(26,223)	–

Total	409,134	290,287	82,328	(26,223)	755,526

Operating cost and expenses	337,047	242,954	85,283	3,399	668,683

Operating profit (loss)	¥72,087	¥47,333	¥(2,955)	¥(29,622)	¥86,843

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

Information by major geographic area for the three months ended March 31, 2011 and 2010 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)

2011:

Net sales:
	¥158,048	¥216,534	¥279,953	¥184,656	¥839,191

2010:

Net sales:
	¥167,516	¥204,555	¥230,678	¥152,777	¥755,526

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries for the three months ended March 31, 2011 and 2010. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:
Net sales:
External customers	¥177,476	¥215,677	¥277,713	¥168,325	¥–	¥839,191
Intersegment	442,932	3,113	882	185,858	(632,785)	–

Total	620,408	218,790	278,595	354,183	(632,785)	839,191

Operating cost and expenses	533,874	217,745	267,276	339,907	(602,113)	756,689

Operating profit	¥86,534	¥1,045	¥11,319	¥14,276	¥(30,672)	¥82,502

2010:

Net sales:
External customers	¥189,383	¥201,047	¥228,850	¥136,246	¥–	¥755,526
Intersegment	434,195	324	1,256	151,761	(587,536)	–

Total	623,578	201,371	230,106	288,007	(587,536)	755,526

Operating cost and expenses	528,433	197,425	223,272	277,192	(557,639)	668,683

Operating profit	¥95,145	¥3,946	¥6,834	¥10,815	¥(29,897)	¥86,843

(2)	Other Information

None.